CERTIFICATE OF FORMATION

OF

MATTHEWS A SHARE SELECTIONS FUND, LLC

This Certificate of Formation for Matthews A Share Selections Fund, LLC has been duly executed and is being filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.) (the “Act”).

1.	Name. The name of the limited liability company is Matthews A Share Selections Fund, LLC (hereinafter called the “Limited Liability Company”).

2.	Registered Office and Registered Agent. The address of the registered office and registered agent of the Limited Liability Company in the State of Delaware, County of New Castle, is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

3.	Duration. The duration of the Limited Liability Company shall be perpetual.

4.	Notice of Limitation of Liability. Pursuant to § 18-215(b) of the Act, the Limited Liability Company shall have the right to create, and will create, one or more series of limited liability company interests. The debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof, unless otherwise provided in the limited liability company agreement, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Limited Liability Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of July 13, 2012.

By:	/s/ Timothy B. Parker
Timothy B. Parker, Manager
Matthews Global Investors (U.S.), LLC,
Managing Member of Matthews A Share
Selections Fund, LLC